

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 24, 2018

Ron Bentsur
Chief Executive Officer and Director
UroGen Pharma Ltd.
499 Park Avenue
New York, NY 10014

     Re: UroGen Pharma Ltd.
          Registration Statement on Form F-3
          Filed October 12, 2018
          File No. 333-227811

Dear Mr. Bentsur:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeffrey Gabor at 202-551-2544 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Healthcare & Insurance

cc: Charles J. Bair, Esq.